Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-65693, 333-95339, 333-44526, 333-66028, 333-87172, 333-100092, 333-107849, 333-118129 and 333-127436) pertaining to the 1998 Long-Term Incentive Plan, as amended, the Employee Stock Purchase Plan, as amended, the Directors’ Stock Option Plan, as amended, the Non-U.S. Stock Purchase Plan, and the 2002 Non-Qualified Stock Option Plan of MIPS Technologies, Inc. of our reports dated June 28, 2007 with respect to the consolidated financial statements of MIPS Technologies, Inc., MIPS Technologies, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of MIPS Technologies, Inc., included in this Annual Report (Form 10-K) for the year ended June 30, 2006.

/s/ Ernst & Young LLP

Palo Alto, California

June 28, 2007